Filed Pursuant to Rule 433

Registration Statement No. 333-238458-02

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks
Issuer	Credit Suisse AG (Credit Suisse)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	An approximately equally weighted basket of three financial sector stocks comprised of Citigroup Inc. (NYSE symbol: “C”), JPMorgan Chase & Co. (NYSE symbol: “JPM”) and Morgan Stanley (NYSE symbol: “MS”) (each, a “Basket Stock”).
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amount	[$11.40 to $11.50] if called on the first Observation Date and [$12.80 to $13.00] if called on the second Observation Date, each to be determined on the pricing date
Payout Profile at Maturity

• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

• 1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of your principal at risk

Step Up Value	145% of the Starting Value
Step Up Payment	$4.50 per unit, a 45% return over the principal amount
Threshold Value	100% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1053092/ 000095010320021481/dp140183_424b2-sun154.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Credit Suisse. If Credit Suisse becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the level of one of the Basket Stocks may be offset by changes in the values of the other Basket Stocks.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	If called, your return on the notes is limited to the applicable Call Premium.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	We do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

•	The Basket is concentrated in the financial sector; an investment in the notes involves certain risks associated with an investment in companies in the financial sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary term sheet, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 3, 2020, Product Supplement STOCK SUN-1 dated November 3, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary term sheet, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary term sheet.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%(1)	$14.50(2)	45.00%
10.00%	$14.50	45.00%
20.00%	$14.50	45.00%
30.00%	$14.50	45.00%
40.00%	$14.50	45.00%
45.00%(3)	$14.50	45.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $4.50.

(3)	This hypothetical percentage change corresponds to the Step Up Value.